PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, British Columbia V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of PMI Ventures Ltd. (the "Company") will be held at the offices of McCullough, O'Connor and Irwin, Suite 1100 – 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, June 24, 2004 at 3:00 p.m. At the meeting, the shareholders will receive the audited financial statements for the year ended December 31, 2003 together with the auditor's report on those statements and consider resolutions to:

1.	elect directors for the Company for the ensuing year;

2.	appoint Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors;

3.	approve the alteration to the Company's Stock Option Plan, as more particularly set out in the information circular;

4.	approve amendments to stock options granted to insiders, as more particularly set out in the information circular;

5.	approve the Directors' actions since last meeting; and

6.	transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. If a shareholder does not deliver a proxy to Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or the adjournment thereof, at which the proxy is to be used, then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on May 3, 2004 will be entitled to vote at the meeting.

An Information Circular and a form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, the 25th day of May, 2004.

ON BEHALF OF THE BOARD

"Laurie W. Sadler"

Laurie W. Sadler
President